K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

June 22, 2023

VIA EDGAR

Ms. Lisa Larkin, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. Larkin:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on May 9, 2023, related to Post-Effective Amendment No. 87 to the Trust’s registration statement on Form N-1A (Amendment No. 90 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 29, 2023, for the purpose of (i) changing the name of the Nuveen Enhanced Yield 1-5 Year U.S. Aggregate Bond ETF, an existing series of the Trust, to the Nuveen ESG 1-5 Year U.S. Aggregate Bond ETF (the “Fund”), (ii) making corresponding changes to the Fund’s investment objective, principal investment strategies and principal risks, and (iii) reducing the Fund’s management fee. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: The Staff notes that the third paragraph in the description of the Fund’s “Principal Investment Strategies” states that companies that “exceed certain carbon-based ownership and emissions thresholds are excluded from the Index.” Consider explaining the thresholds that limit these companies’ carbon-based ownership and emissions.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Lisa Larkin, Esq.

June 22, 2023

Response: The Registrant has deleted the referenced sentence and replaced it with the following:

Companies otherwise eligible for inclusion in the Index from the following economic sectors are excluded from the Index in an attempt to reduce the carbon emissions of Index components: independent oil & gas producer, integrated oil & gas producer, and metals & mining.

2.

Comment: The Staff notes that the fifth paragraph in the description of the Fund’s “Principal Investment Strategies” states that the “Fund rebalances its holdings monthly in response to the monthly Index rebalances.” Please disclose how often the holdings of the Index and Fund are reconstituted.

Response: The Registrant notes that the Fund is rebalanced and reconstituted on a monthly basis in response to the Index’s monthly rebalances and reconstitutions. The corresponding disclosure in the Fund’s “Principal Investment Strategies” has been revised to reflect that the Fund reconstitutes its holdings when it rebalances its holdings.

3.

Comment: The Staff notes that the sixth paragraph in the description of the Fund’s “Principal Investment Strategies” states that “[u]nder normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index.” The Staff believes the Fund needs a Rule 35d-1 80% policy related to the use of “ESG” in the Fund’s name, and given that the Index, not the Fund, determines which fixed income securities satisfy its ESG criteria, please either (1) add a second 80% policy that specifies the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of issuers that satisfy the ESG criteria (“ESG securities”) or (2) confirm supplementally that 100% of the Index’s components are ESG securities.

Response: The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment

Ms. Lisa Larkin, Esq.

June 22, 2023

in any type of investment or industry. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added). Given the foregoing, the Registrant respectfully submits that the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets, plus borrowings for investment purposes, in component securities of the Index satisfies the requirements of Rule 35d-1.

In addition, the Registrant does not believe that inclusion of the term “ESG” in the Fund’s name is otherwise misleading. The Fund is designed to provide investors with exposure to the 1-5 year U.S. investment grade, taxable fixed income market, but with an ESG “tilt.” Currently, approximately 90% of the securities in the Index will have been selected for inclusion based on ESG criteria. The only securities included in the Index without regard to ESG criteria will be mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), and the Fund’s prospectus clearly discloses this fact. The Registrant understands that MSCI ESG Research LLC, one of the Index Providers, does not maintain ESG ratings for securitized credit due to the lack of a generally accepted methodology for measuring ESG performance of the pool of assets underlying ABS and MBS. Although ABS and MBS are not ESG-screened, they are included in the Index in order to provide investors with exposure to all aspects of the 1-5 year U.S. investment grade taxable fixed income market. Given the foregoing, the Registrant believes that inclusion of the term “ESG” in the Fund’s name is appropriate.

4.

Comment: The Staff notes that the Fund’s principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows the Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, we respectfully decline your request.

Ms. Lisa Larkin, Esq.

June 22, 2023

While the Registrant respectfully declines to reorder the Fund’s principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in the Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

5.

Comment: The Staff notes that the first paragraph under “Portfolio Holdings” states that, as a non-principal strategy, the Fund may “invest up to 20% of its assets in securities and other instruments that the Fund’s sub-adviser believes will help it track its Index, such as shares of other investment companies (including other ETFs)” as well as various other investments. Please confirm that the acquired fund fees and expenses (“AFFE”), if any, for the Fund will not exceed one basis point. If AFFE will exceed one basis point, please revise the applicable Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

Statement of Additional Information (“SAI”)

6.

Comment: The Staff notes that ESG funds typically include a discussion of the fund’s ESG approach in its proxy voting policies section. While the Staff notes that the Fund’s Sub-Adviser votes proxies of the Fund’s portfolio companies in accordance with the guidelines articulated in the Nuveen Proxy Voting Policies, which are included in Appendix A of the SAI, consider adding a summary under “Proxy Voting Policies” in the SAI that describes the ESG approach taken in the Nuveen Proxy Voting Policies.

Response: Per Instruction 1 of Item 17(f) of Form N-1A, the Registrant has satisfied the requirement to provide a description of the Fund’s proxy voting policies and procedures by including a copy of the Nuveen Proxy Voting Policies in Appendix A of the SAI. As the Staff notes, the Nuveen Proxy Voting Policies include guidelines related to voting on ESG shareholder resolutions. Accordingly, the Registrant respectfully declines to add a summary under the “Proxy Voting Policies” section that describes the Fund’s specific approach to voting proxies in accordance with its ESG investing strategy.

Ms. Lisa Larkin, Esq.

June 22, 2023

7.

Comment: The Staff notes that the names of the Fund and Index have changed. To the extent that the Registrant has updated any material agreements involving the Fund, such as an index sub-licensing agreement, to reflect these name changes, please confirm that the updated agreement will be filed as an exhibit to the Fund’s registration statement.

Response: Confirmed.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq. Diana Gonzalez, Esq.